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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 31/12/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pictet Overseas Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1000 de la Gauchetière Street West, Suite 3100
(No. and Street)

Montreal (City) Quebec (State) H3B 4W5 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Laurent Rust/Eric Hamid (Name) 514-350-6262 / 514-350-6249 (Area Code – Telephone Number) lruest@pictet.com/ehamid@pictet.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, and middle name)

1250 Rene Levesque Blvd. West, Suite 2500 (Address) Montreal (City) Quebec (State) H3B 4Y1 (Zip Code)

(Date of Registration with PCAOB)(if applicable) PCAOB ID No. 271 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laurent Rust / Eric Hamid _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pictet Overseas Inc. _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Executive Director, CFO & FINOP / Managing Director and CEO

Notary Public ___ Jacques Guvlekjian, Lawyer, Quebec Bar # 287152-1

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☑ (z) Other: SIPC Supplemental Report _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Pictet Overseas Inc.

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 under the Securities
Exchange Act of 1934 and Regulation 1.10 of the
Commodity Exchange Act
December 31, 2024 and December 31, 2023
(expressed in US dollars)



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pictet Overseas Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Pictet Overseas Inc. (the Company) as of December 31, 2024 and December 31, 2023, and the related statements of changes in shareholder's equity, changes in liabilities subordinated to the claims of general creditors pursuant to a satisfactory subordination agreement, income and comprehensive income, and cash flows for the years then ended, including the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying statements of computation of net capital and computation of aggregate indebtedness as of December 31, 2024 and December 31, 2023 (Schedule I) and statement of segregation requirements and funds in segregation for customers trading on US commodity exchanges (Schedule II), statement of segregation requirements and funds in segregation for customers' dealer options accounts (Schedule III), statement of secured amounts and funds held in segregate accounts for foreign futures and foreign options customers pursuant to commission regulation 30.7 (Schedule IV) and statement of cleared swaps customer segregation requirements and funds in cleared swaps customer accounts under 4D(F) of

PricewaterhouseCoopers LLP
Place de la Cité, Tour PwC, 2640 Laurier Boulevard, Suite 1700, Québec, Quebec, Canada G1V 5C2
T.: +1 418 522 7001, F.: +1 418 522 5663, Fax to mail: ca_quebec_main_fax@pwc.com



CEA (Schedule V) as of December 31, 2024 (collectively, the supplemental information) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Chartered Professional Accountants

Montréal, Quebec, Canada
February 28, 2025

We have served as the Company's auditor since 1996.

Pictet Overseas Inc.
Statements of Financial Condition
As of December 31, 2024 and December 31, 2023

(expressed in US dollars)

	2024 $	2023 $
Assets		
Current assets		
Cash and cash equivalents	4,571,539	2,113,881
Cash segregated for benefit of customers	-	751,753
Financial assets at fair value through net income (note 4)	23,122,500	20,252,442
Short-term deposits (note 5)	14,500,000	30,100,000
Accounts receivable	1,066,803	1,350,738
Derivative financial assets (note 6)	268,204	212,828
Due from customers (note 7)	167,649	5,516,089
Due from correspondents (note 8)	-	9,334,454
Prepaid expenses	1,645,885	1,576,702
Income taxes receivable	117,687	-
	45,460,267	71,208,887
Liabilities		
Current liabilities		
Accounts payable and accrued charges	1,230,554	940,506
Due to customers (note 9)	-	14,698,871
Due to correspondents (note 10)	167,649	25,676
Subordinated loan (note 11)	-	12,000,000
Income taxes payable	-	63,517
	1,398,203	27,728,570
Shareholder's Equity		
Redeemable preferred shares (note 13)	25,000,000	25,000,000
Common shares (note 13)	5,000,000	5,000,000
Retained earnings	14,062,064	13,480,317
	44,062,064	43,480,317
	45,460,267	71,208,887

Commitments and contingencies (note 23)

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statements of Changes in Shareholder's Equity

For the years ended December 31, 2024 and December 31, 2023

(expressed in US dollars)

	Common stock				Preferred stock			
	Number of Class A common shares	Amount $	Number of Class C preferred shares	Amount $	Number of Class D preferred shares	Amount $	Retained earnings $	Total $
Balance as of December 31, 2022	5,000,000	5,000,000	22,500,000	22,500,000	2,500,000	2,500,000	12,404,978	42,404,978
Net income and comprehensive income for the year	-	-	-	-	-	-	1,075,339	1,075,339
Balance as of December 31, 2023	5,000,000	5,000,000	22,500,000	22,500,000	2,500,000	2,500,000	13,480,317	43,480,317
Net income and comprehensive income for the year	-	-	-	-	-	-	581,747	581,747
Balance as of December 31, 2024	5,000,000	5,000,000	22,500,000	22,500,000	2,500,000	2,500,000	14,062,064	44,062,064

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.
Statements of Changes in Liabilities Subordinated to the Claims of General Creditors
Pursuant to a Satisfactory Subordination Agreement
For the years ended December 31, 2024 and December 31, 2023

(expressed in US dollars)

	2024 $	2023 $
Balance – Beginning of year	12,000,000	12,000,000
Repayment of subordinated loan	(12,000,000)	-
Balance – End of year	-	12,000,000

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.
Statements of Income and Comprehensive Income
For the years ended December 31, 2024 and December 31, 2023

(expressed in US dollars)

	2024 $	2023 $
Revenue		
Commissions (note 14)	11,182,330	9,324,586
Other income (note 15)	2,544,096	2,898,311
Unrealized gain in fair value of derivative financial instruments	268,204	212,828
Interest income	2,723,245	3,048,573
	16,717,875	15,484,298
Expenses		
Personnel (note 19)	3,958,387	3,892,937
Operating (note 16)	7,612,875	7,008,230
General and administrative (note 17)	4,106,581	2,544,614
Interest (note 19)	242,267	576,957
	15,920,110	14,022,738
Income before income taxes	797,765	1,461,560
Provision for income taxes (note 18)	216,018	386,221
Net income and comprehensive income for the year	581,747	1,075,339

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.
Statements of Cash Flows
For the years ended December 31, 2024 and December 31, 2023

(expressed in US dollars)

	2024 $	2023 $
Cash flows from		
Operating activities		
Net income and comprehensive income for the year	581,747	1,075,339
Changes in non-cash operating working capital items		
Cash segregated for benefit of customers	751,753	5,541,195
Unrealized gain on financial assets at fair value through net income	222,710	(188,396)
Derivative financial assets	(55,376)	46,498
Accounts receivable	283,935	(403,537)
Due from customers	5,348,440	(5,515,133)
Due from correspondents	9,334,454	20,055,313
Prepaid expenses	(69,183)	(155,557)
Income taxes receivable	(117,687)	4,256
Accounts payable and accrued charges	290,048	55,117
Due to customers	(14,698,870)	(12,802,772)
Due to correspondents	141,972	25,676
Income taxes payable	(63,517)	63,517
	1,950,426	7,801,516
Investing activities		
Acquisition of short-term deposits	(223,900,000)	(365,200,000)
Redemption of short-term deposits	239,500,000	366,100,000
Acquisition of Treasury Bills	(88,533,409)	(19,971,585)
Redemption of Treasury Bills	85,440,641	10,999,342
	12,507,232	(8,072,243)
Financing activities		
Subordinated loan	(12,000,000)	-
Change in cash and cash equivalents during the year	2,457,658	(270,727)
Cash and cash equivalents – Beginning of year	2,113,881	2,384,608
Cash and cash equivalents – End of year	4,571,539	2,113,881
Supplementary information		
Interest paid	242,267	586,957
Income taxes paid	331,687	321,803

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.
Notes to Financial Statements
December 31, 2024 and December 31, 2023

(expressed in US dollars)

1 Organization and nature of business

Pictet Overseas Inc. (the Company) was incorporated on December 7, 1993 under the laws of Canada and began operations on July 1, 1994. The Company is owned by Sopafin (Luxembourg) SA (the Parent) and is an affiliate of Banque Pictet & Cie S.A. (BPSA).

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission (SEC) in 53 US states, territories and districts and as an approved futures commission merchant (FCM) with the Commodity Futures Trading Commission (CFTC). The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC) and the National Futures Association (NFA). On December 20, 2024, the Company discontinued its participation in FCM activities and applied for an Introducing Broker (IB) membership, which was approved by the NFA and the CFTC on January 21, 2025.

The Company provides trade execution services for global equities, fixed income, equity options, foreign exchange, domestic and foreign listed derivative products and foreign currency forward contracts.

2 Significant accounting policies

Basis of presentation

The financial statements have been prepared under accounting principles generally accepted in the United States of America (US GAAP).

The financial statements are prepared and presented in US dollars, which is also the Company's functional currency.

Management estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management considers that no significant estimates are made in the context of the financial statements.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits with maturities of less than three months.

Cash segregated for benefit of customers

Cash segregated for benefit of customers represents cash segregated and held in separate accounts in accordance with Regulation 1.20, Customer Segregated Accounts, under Sections 4d(a) and 4d(b), and

Pictet Overseas Inc.
Notes to Financial Statements
December 31, 2024 and December 31, 2023

(expressed in US dollars)

Regulation 30.7, Customer Secured Accounts, under Section 4(b) of the Commodity Exchange Act (CEA). As indicated, the Company discontinued its FCM membership on December 20, 2024.

Short-term deposits

Short-term investments are classified as held for trading, are initially recognized at fair value and interest is accrued over the term of the deposits and is paid at maturity. They are comprised of highly liquid deposits with a maturity date of less than 90 days, and as such, are classified as current assets.

Due from and to customers

Amounts due from and to customers consist of failed trades pending settlement, funds received, net unrealized profit and loss on open future contract positions and net value of options on futures contracts.

Due from and to correspondents

The amounts due from and to correspondents include amounts receivable or payable to broker dealers for failed trades pending settlement, net liquidating equity on open futures contract positions and net value of options on futures contracts held at the Company's clearing futures commissions merchant.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Revenue recognition

Commission revenue earned from commission-based services is accounted for on a trade date basis when the service is performed. On its riskless principal trades, the Company recognizes a spread on the transaction, which is reflected in the statements of income and comprehensive income for open foreign currency forward contracts on the trade date.

- Interest income

  Interest income consists of interest earned on the Company's cash and cash equivalents balances, its investments in Treasury Bills and short-term deposits and due from correspondents.

- Other income

  Other income includes FCM minimum fees that result from a service level agreement with BPSA for services the Company provides as an FCM. Also included in other income are fees for client services provided by the Company on behalf of affiliates to serve external clients' needs such as administration, custody and operations, and to develop new product offerings.

Pictet Overseas Inc.
Notes to Financial Statements
December 31, 2024 and December 31, 2023

(expressed in US dollars)

Agency and principal transactions

In its capacity as a broker-dealer, the Company's main business activity is to offer brokerage services on a delivery versus payment basis and, as such, the Company does not hold customer funds or securities. The Company's product offering includes equities, fixed income, equity options, foreign exchange and foreign currency forward contracts. The Company acts as agent when executing client transactions, with the exception of fixed income and foreign exchange spot and forward transactions. As agent, the Company is acting only in a broker capacity, purchasing or selling the securities against receipt of payment or delivery of stock from the client's custodian.

For fixed income and foreign exchange spot and forward transactions, the Company acts as a riskless principal and enters into back-to-back trades between itself, its counterparty and its client, and earns a spread on the transaction. The Company accepts foreign exchange orders and enters into forward contracts on foreign exchange only from customers for whom BPSA is the custodian. The Company hedges all of its foreign exchange back-to-back orders exclusively with BPSA, thus eliminating any counterparty credit risk, as BPSA acts as both the prime broker and custodian of the client and also as the Company's own foreign exchange counterparty.

Non-clearing futures commission merchant

In its capacity as an FCM, the Company provided trade execution services for domestic and foreign listed derivative products. The Company is a non-clearing FCM and cleared its trades through a clearing FCM. The Company acts as custodian for its customers' derivative transactions. As indicated, the Company discontinued its FCM membership on December 20, 2024 and continues to provide trade execution services as an IB.

Foreign currency translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rates in effect as at the statements of financial condition dates. Revenue and expenses denominated in a foreign currency are translated into US dollars at the rate of exchange prevailing as at the transaction date. Gains and losses on foreign exchange are included in the statements of income and comprehensive income.

Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are no longer recognized when the rights to receive cash flows from the instruments have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership. Financial liabilities are no longer recognized when they have expired or have been cancelled.

Financial assets and financial liabilities are offset and the net amount is reported in the statements of financial condition when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Pictet Overseas Inc.
Notes to Financial Statements
December 31, 2024 and December 31, 2023

(expressed in US dollars)

Estimated fair value of financial instruments

The Company values its financial instruments using a hierarchy of fair values that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Derivatives

Derivative contracts can be exchange-traded or traded over the counter (OTC). Exchange-traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy, depending on whether they are deemed to be actively traded or not. The Company defines an active market based on the liquidity of the product. OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Classification of financial assets and financial liabilities

Financial assets and financial liabilities are classified in one of the following categories: fair value through net income (FVTNI) or loans and receivables.

Financial assets designated at FVTNI comprise US Government Treasury Bills and derivative financial instruments. These financial instruments are recorded at fair value, with changes in fair value recorded in net income and comprehensive income for the year.

Financial assets designated as loans and receivables comprise cash and cash equivalents, cash segregated for benefit of customers, short-term deposits, accounts receivable, due from customers and due from correspondents. These financial assets are recorded at amortized cost, net of impairment losses, if any.

Financial liabilities designated as loans and receivables comprise accounts payable and accrued charges, due to customers, due to correspondents and subordinated loan. These financial liabilities initially recognized at fair value are recorded at amortized cost.

Pictet Overseas Inc.
Notes to Financial Statements
December 31, 2024 and December 31, 2023

(expressed in US dollars)

3 Recent accounting developments – accounting guidance recently adopted

There were no new standards that were recently issued that materially impacted the Company.

4 Financial assets at fair value through net income

	2024 $	2023 $
US Government Treasury Bills at fair value	23,122,500	20,252,442

5 Short-term deposits

As of December 31, 2024, the Company had two short-term deposits in the amounts of $10,500,000 and $4,000,000, bearing interest at 4.5% and 4.5%, respectively, and maturing on January 6 and January 10, 2025, respectively.

As of December 31, 2023, the Company had two short-term deposits in the amounts of $11,600,000 and $18,500,000, bearing interest at 5.27% and 5.34%, respectively, and maturing on January 5 and January 17, 2024, respectively.

6 Derivative financial instruments

Derivative contracts are instruments such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative contracts may be contracts that are privately negotiated and referred to as OTC derivatives, or actively traded on an exchange.

Substantially all of the Company's derivative transactions are entered into on behalf of its customers.

Forward contracts

The Company accepts foreign exchange orders from and enters into foreign currency forward contracts with customers. These transactions are riskless principal transactions. The Company hedges all of its foreign exchange back-to-back orders exclusively with BPSA.

In all circumstances, BPSA acts as both the prime broker and custodian of the client and also as the Company's own foreign exchange counterparty. Therefore, the counterparty credit risk is entirely hedged, as BPSA is the Company's counterpart for both the derivative asset and liability. These back-to-back transactions are offset, and only the resulting spread is reflected in the statements of financial condition and in the statements of income and comprehensive income.

Other derivative financial instruments

Other derivative financial instruments result mainly from transactions on behalf of customers in which the Company contracts with counterparties on the market.

Pictet Overseas Inc.
Notes to Financial Statements
December 31, 2024 and December 31, 2023

(expressed in US dollars)

The fair value of the derivative financial instruments netted in the statements of financial condition is as follows:

	Derivative assets at fair value $	Derivative liabilities at fair value $	Contract volume		
			Exchange traded $	Over the counter $	Total $
					2024
Foreign exchange					
Forward contracts by maturity					
Under 3 months	159,355	-	-	14,568,635,114	14,568,635,114
Between 3 and 6 months	100,898	-	-	8,949,456,518	8,949,456,518
Between 6 and 9 months	-	-	-	-	-
Between 9 and 12 months	7,951	-	-	32,150,862	32,150,862
Total financial instruments	268,204	-	-	23,550,242,494	23,550,242,494

	Derivative assets at fair value $	Derivative liabilities at fair value $	Contract volume		
			Exchange traded $	Over the counter $	Total $
					2023
Foreign exchange					
Forward contracts by maturity					
Under 3 months	118,052	-	-	11,755,108,145	11,755,108,145
Between 3 and 6 months	80,677	-	-	7,859,879,120	7,859,879,120
Between 6 and 9 months	-	-	-	-	-
Between 9 and 12 months	14,099	-	-	55,865,539	55,865,539
Total financial instruments	212,828	-	-	19,670,852,804	19,670,852,804

7 Due from customers

	2024 $	2023 $
FCM segregated accounts	-	5,490,323
Failed trades pending settlement	167,649	25,686
Other	-	80
	167,649	5,516,089

Pictet Overseas Inc.
Notes to Financial Statements
December 31, 2024 and December 31, 2023

(expressed in US dollars)

8 Due from correspondents

	2024 $	2023 $
FCM secured accounts	-	9,061,197
FCM segregated accounts	-	273,257
	-	9,334,454

9 Due to customers

	2024 $	2023 $
FCM secured accounts	-	9,100,794
FCM segregated accounts	-	5,598,077
	-	14,698,871

10 Due to correspondents

	2024 $	2023 $
Failed trades pending settlement	167,649	25,676

11 Subordinated loan

On April 25, 2019, the Company entered into a subordinated loan agreement (the subordinated loan) with the Parent in accordance with Appendix D of SEC Rule 15c3-1. This subordinated loan is non-secured and subordinate to the Company's obligations to other vendors and creditors. The subordinated loan had an initial one-year term and a 3% annual interest rate, calculated using the simple interest method. To the extent that such borrowings are required for the continued compliance with the minimum net capital requirements, they may not be repaid. The term was automatically renewed for additional one-year terms, unless the Parent notified in writing both the Company and FINRA, before the scheduled maturity date, of its intention not to extend the maturity date. This was allowed provided the Company continued to comply with the minimum net capital requirements both before and after the proposed return of funds. The subordinated loan was included in the calculation of the Company's net capital as per the SEC's uniform net capital rule. On March 26, 2024, the subordinated loan and accumulated interest were fully repaid following the pre-approval from FINRA and the NFA.

(expressed in US dollars)

12 Credit facilities

On December 5, 2019, the Company entered into a broker loan and security agreement with the Bank of Montreal (the Bank). Under the terms of this agreement, the Bank extended and/or renewed up to $10,000,000 of secured loans on a revolving basis at the Bank's prime rate. The borrowed funds are secured by marketable securities that the Company has on deposit with the Bank. As at December 31, 2024 and 2023, no amount was due under this agreement.

13 Capital stock

Authorized, unlimited as to number

Class A common shares, voting

Class B common shares, non-voting

Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the Company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the Company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the Company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the Company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Issued and fully paid

	2024 $	2023 $
22,500,000 Class C preferred shares	22,500,000	22,500,000
2,500,000 Class D preferred shares	2,500,000	2,500,000
5,000,000 Class A common shares	5,000,000	5,000,000
	30,000,000	30,000,000

Pictet Overseas Inc.
Notes to Financial Statements
December 31, 2024 and December 31, 2023

(expressed in US dollars)

14 Commissions

	2024 $	2023 $
Brokerage commissions (note 19)	9,156,377	7,120,517
Foreign exchange market (note 19)	1,275,341	976,095
Commodities (note 19)	750,612	1,227,974
	11,182,330	9,324,586

15 Other income

	2024 $	2023 $
FCM minimum fee (note 19)	1,966,408	1,329,537
Services to affiliates (note 19)	499,827	1,340,305
Custody fees (note 19)	120,663	126,384
Other revenue	(42,802)	102,085
	2,544,096	2,898,311

16 Operating expenses

	2024 $	2023 $
Stock exchange and related	2,282,505	2,319,553
Commission reallowances	651,711	431,798
Information services and subscriptions	3,006,891	2,178,558
Membership fees	159,587	139,770
Licences and software maintenance	26,482	16,147
Loss (gain) on foreign exchange	44,638	(70,215)
Services from affiliates (note 19)	1,441,061	1,206,280
Development costs	-	786,339
	7,612,875	7,008,230

17 General and administrative expenses

	2024 $	2023 $
Management fees	1,190,811	1,188,863
Professional and other fees	2,751,819	1,155,827
General office	43,355	40,382
Services from affiliates (note 19)	120,596	155,276
Travel, meals and entertainment	-	4,266
	4,106,581	2,544,614

Pictet Overseas Inc.

Notes to Financial Statements
December 31, 2024 and December 31, 2023

(expressed in US dollars)

18 Current income taxes

Rate reconciliation: statutory to effective tax rate

	2024 $	2023 $
Income before income taxes	797,765	1,461,560
Income taxes at statutory rate of 26.5% (2023 – 26.5%)	211,408	387,313
Permanent items	-	1,102
Other reconciliation items		
True-up difference from prior years and other	4,610	(2,194)
Provision for income taxes	216,018	386,221

19 Related party transactions and balances

All transactions and balances with related parties are with entities under common ownership. The statements of financial condition include the following related party balances:

	2024 $	2023 $
Assets		
Cash and cash equivalents	716,580	558,106
Accounts receivable	904,675	1,054,779
Due from customers	-	5,490,323
Liabilities		
Accounts payable and accrued charges	474,079	446,230
Due to customers	-	8,137,683
Due to correspondents	167,649	25,676
Subordinated loan	-	12,000,000

The statements of income and comprehensive income include the following related party transactions:

	2024 $	2023 $
Revenue		
Commissions		
Brokerage commissions and foreign exchange market	6,004,825	4,932,227
Commodities	706,926	1,216,900
Other income	2,586,898	2,796,226
Interest income	8,424	88,745
Expenses		
Personnel	3,667,865	3,607,454
General and administrative	1,226,359	1,257,194
Operating	2,023,876	1,563,137
Interest	88,101	365,267

Pictet Overseas Inc.
Notes to Financial Statements
December 31, 2024 and December 31, 2023

(expressed in US dollars)

The Company clears its North American equity trades through Pictet Canada L.P. and its European and international (with few exceptions) equity trades through BPSA. Commissions are collected by Pictet Canada L.P. and BPSA at the settlement date and are remitted to the Company.

During the years ended December 31, 2024 and 2023, the Company paid clearing fees to Pictet Canada L.P. These are included in operating expenses. Similarly, the Company paid trade execution fees to Pictet Canada L.P. and BPSA.

The Company has entered into a service level agreement with Pictet Canada L.P. Under the terms of this agreement, the Company earns commissions for execution services rendered to Pictet Canada L.P.'s clients on US equities, options and fixed income.

The Company has entered into an expense sharing agreement with Pictet Canada L.P. for administrative and accounting services. Under the terms of this agreement, the Company reimburses a portion of personnel and general administrative services to Pictet Canada L.P.

The Company has entered into a service level agreement with BPSA whereby it collects a minimum annual fee for the services it provides as a FCM.

The Company has entered into a service agreement with Pictet & Cie Group SCA. Under the terms of this agreement, the Company is invoiced for various services provided by Pictet & Cie Group SCA. The amount paid is included in general and administrative expenses.

The Company is charged interest on debit balances on futures trading accounts by its correspondent clearing broker. The Company is also charged custody fees on the collateral lodged as security against margin required on futures trades at the correspondent broker. Since 2022, both of these amounts have been charged back to the underlying clients.

Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the Company.

Effective January 1, 2023, the Pictet Group adopted a transfer pricing model for its intra-group services. Under the new transfer pricing model, the Company is allocated various costs by affiliates based on services it receives from affiliates. Likewise, the Company earns income for services it provides to affiliates.

Services in scope of the transfer pricing model are divided into two categories:

- internal products, which are services related to corporate functions, IT, logistics, operations and specific lines of services; and

- client services, which are services provided to serve external clients' needs related to administration, custody and operations.

Pictet Overseas Inc.
Notes to Financial Statements
December 31, 2024 and December 31, 2023

(expressed in US dollars)

20 Collateral pledged and received

The Company receives securities from customers in connection with its FCM activity. These securities are used to cover initial margin requirements. As of December 31, 2024, the Company had no more collateral due to the discontinuation of the FCM activity. As of December 31, 2023, the Company received collateral with a market value of $103,556,352 and $27,815,430 for customers' segregated and secured accounts, respectively, to cover its customers' exposures, which were partly pledged to the clearing FCM. These securities were not included in the balance stated on the Company's statements of financial condition, as they did not meet the criteria for recognition under US GAAP.

21 Financial instruments and risk management

Fair value

The Company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair market values, unless otherwise indicated.

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk arises from its cash and cash equivalents, cash segregated for benefit of customers, short-term deposits, Treasury Bills, accounts receivable, derivative financial assets, due from customers and due from correspondents. The maximum exposure of the Company to credit risk before taking into account any collateral held or other credit enhancements is the carrying amount of the receivables.

	2024 $	2023 $
Cash and cash equivalents	4,571,539	2,113,881
Cash segregated for benefit of customers	-	751,753
Financial assets at fair value through net income	23,122,500	20,252,442
Short-term deposits	14,500,000	30,100,000
Accounts receivable	1,066,803	1,350,738
Derivative financial assets	268,204	212,828
Due from customers	167,649	5,516,089
Due from correspondents	-	9,334,454
Maximum exposure	43,696,695	69,632,185

The Company's financial instruments are with other major financial institutions that have a Prime-1 credit rating from Moody's. Consequently, management considers the risk of counterparties defaulting on their obligations to be low.

As of December 31, 2024 and 2023, there were no amounts of receivables in default.

Pictet Overseas Inc.
Notes to Financial Statements
December 31, 2024 and December 31, 2023

(expressed in US dollars)

The Company's exposure to credit risk is negligible on principal trades, as the Company acts as a riskless principal and does not take a position in the security, but rather enters into back-to-back principal trade between itself, its counterparty and its client.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet a demand for cash or fund its obligations as they come due. The Company's management is responsible for reviewing liquidity resources to ensure that funds are readily available to meet its financial obligations as they come due, as well as ensuring that they are held with a Canadian chartered bank and have maturities of up to 12 months. The Company manages its treasury on a monthly basis. Any excess cash after taking into account planned operational expenses is invested in short-term deposits or in Treasury Bills for a period of up to 12 months.

Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The Company separates market risk into three categories: fair value risk, interest rate risk and currency risk.

- Fair value risk

  The Company's exposure to fair value risk is negligible as it does not engage in proprietary trading. All of its investments are in short-term deposits or in Treasury Bills held with a Canadian chartered bank with maturities of up to 12 months and with BPSA in derivative financial instruments with maturities of up to 12 months.

  The following table shows an analysis of financial instruments recorded at fair value as of December 31, 2024, by fair value hierarchy level:

Financial instrument	Level 1 $	Level 2 $	Level 3 $	Total $
US Government Treasury Bills	23,122,500	-	-	23,122,500
Derivative financial assets	-	268,204	-	268,204

  There were no movements between Levels 1, 2 and 3 during the year ended December 31, 2024.

Pictet Overseas Inc.
Notes to Financial Statements
December 31, 2024 and December 31, 2023

(expressed in US dollars)

The following table shows an analysis of financial instruments recorded at fair value as of December 31, 2023 by fair value hierarchy level:

Financial instrument	Level 1 $	Level 2 $	Level 3 $	Total $
US Government Treasury Bills	20,252,442	-	-	20,252,442
Derivative financial assets	-	212,828	-	212,828

There were no movements between Levels 1, 2 and 3 during the year ended December 31, 2023.

- Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the Company. The Company does not incur interest rate risk on its term deposit investments recorded at amortized cost, since they all have a maturity of less than one month.

- Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in losses.

The significant balances in foreign currencies expressed in equivalent US dollars as of December 31, 2024 and 2023 are as follows:

	2024			2023		
	EUR	CA$	Other	EUR	CA$	Other
Cash and cash equivalents	401	170,419	491,075	31,004	56,871	467,171
Accounts receivable	23	101,322	2,271	31	67,947	-
Derivative financial assets	76,317	229	31,612	47,547	57	36,842
Due from customers	-	8,299	-	-	-	25,676
Due from correspondents	-	-	-	2,314,123	283,489	8,075,455
Due to correspondents	-	(8,299)	-	-	(25,676)	-
Accounts payable and accrued charges	-	(529,783)	(468,584)	-	(577,070)	(100,423)
	76,741	(257,813)	56,374	2,392,705	(194,382)	8,504,721

Based on the above net exposures as of December 31, 2024 and 2023, and assuming that all other variables remain constant, a 5% appreciation or depreciation of the US dollar against the Euro would result in a decrease or increase of $3,837 (2023 – $119,635), respectively, in net income. A 5% appreciation or depreciation of the US dollar against the Canadian dollar would result in a decrease or increase of $12,891 (2023 – $9,719), respectively, in net income. A 5% appreciation or depreciation of the US dollar against all other currencies would result in a decrease or increase of $2,819 (2023 – $425,236), respectively, in net income.

Pictet Overseas Inc.

Notes to Financial Statements
December 31, 2024 and December 31, 2023

(expressed in US dollars)

22 Capital management

The Company's capital comprises capital stock and retained earnings.

As a member of FINRA and the NFA, the Company is subject to minimum net capital requirements of both regulators, which are as follows:

The Company must maintain a minimum net capital equal to the greater of:

a) $1,000,000;

b)   8% of the amount of customers' risk maintenance margin; and

c)   6 2/3% of the Company's aggregate indebtedness (AI).

It is also required that the Company's AI not exceed 1,500% of net capital.

The Company's management monitors the capital of the Company to ensure that it has adequate funds to support business strategies and operational growth. In order to maintain or adjust the capital structure, the Company may issue additional shares or pay out dividends. On a daily basis, the Company computes and monitors its excess net capital and compares the current balance to the projected capital and prior days' amounts.

In its capacity as broker-dealer, the Company does not hold customer funds; however, if inadvertently received, the Company promptly forwards all funds and securities received. Accordingly, the Company is exempt from the SEA (Security Exchange Act of 1934) Rule 15c 3-3, under subparagraph (k)(2)(i) of that Rule.

In its capacity as a FCM, the Company acts as custodian for its customers' derivative transactions. The Company is required to segregate and hold in separate accounts all funds received to margin the trades or contracts of customers in regulated commodities and cleared OTC derivatives. As of December 31, 2024, the Company had no more customer funds. As of December 31, 2023, for customers trading on US commodity exchanges pursuant to Section 4d(a) of the CEA, segregated funds exceeded such requirement by $5,839,152. As of December 31, 2023, for customers trading outside of the US pursuant to Regulation 30.7 of the CEA, the Company held funds in separate accounts labeled as secured accounts that exceeded such requirement by $3,658,186.

In 2024, the Company continued with its 2023 strategy, which was to maintain its excess net capital at an adequate level for its operations. As of December 31, 2024, the Company's net capital and minimum net capital requirement were $40,933,870 and $1,000,000, respectively (2023 – $50,769,786 and $8,471,982, respectively), resulting in an excess net capital of $39,933,870 (2023 – $42,297,804).

(expressed in US dollars)

23 Commitments and contingencies

The Company accrues loss contingencies if it is probable that a loss would result from the contingency and the amount of the loss can be reasonably estimated. If it is reasonably possible that a loss contingency would occur, the Company would disclose the contingency. As of December 31, 2024 and 2023, no provisions for contingencies were accrued.

Pictet Overseas Inc.

Statements of Computation of Net Capital and Computation of Aggregate Indebtedness – Schedule I
As of December 31, 2024 and December 31, 2023

(expressed in US dollars)

	2024 $	2023 $
Computation of net capital		
Capital stock	30,000,000	30,000,000
Retained earnings	14,062,064	13,480,317
Total ownership equity	44,062,064	43,480,317
Liabilities subordinated to claims of general creditors	-	12,000,000
Total capital and allowable subordinated liabilities	44,062,064	55,480,317
Deductions and/or charges		
Cash and cash equivalents	132,580	58,106
Accounts receivable	1,001,281	1,224,957
Prepaid expenses	1,645,885	1,576,702
Income taxes receivable	117,687	-
Derivative financial assets	268,204	212,828
Total non-allowable assets	3,165,637	3,072,593
Net capital before haircuts on securities positions	40,896,427	52,407,724
Charge on Short Option value	-	357,176
Haircut on US government securities	-	6,056
Haircut on foreign currency positions	21,257	1,271,270
Other FCM deduction (Non-FCM Foreign Broker)	-	3,436
Net capital	40,875,170	50,769,786
Minimum net capital required	1,000,000	8,471,982
Excess net capital	39,875,170	42,297,804
Computation of aggregate indebtedness		
Aggregate indebtedness		
Accounts payable and accrued charges	1,230,554	940,506
Due to correspondents	167,649	25,676
Income taxes payable	-	63,517
Total aggregate indebtedness	1,398,203	1,029,699
Aggregate indebtedness as percentage of net capital	3.42%	2.03%

Statement pursuant to paragraph d(4) of Rule 17a-5
There were no material differences between the computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2024 amended FOCUS Report as filed on February 26, 2025.

Pictet Overseas Inc.

Statements of Segregation Requirements and Funds in Segregation for Customers Trading on US Comodity Exchanges – Schedule II

As of December 31, 2024

(expressed in US dollars)

Segregation Requirements (Section 4d(2) of the CEA)

		$
1.	Net ledger balance	
	A. Cash	-
	B. Securities (at market)	-
2.	Off Net unrealized profit (loss) in open futures contracts traded on a contract market	-
3.	Exchange traded options	
	A. Add market value of open option contracts purchased on a contract market	-
	B. Deduct market value of open option contracts granted (sold) on a contract market	-
4.	Net equity (deficit) (add lines 1, 2 and 3)	-
5.	Accounts liquidating to a deficit and accounts with debit balances – gross amount	-
	Less: Amount offset by customer owned securities	-
6.	Amount required to be segregated (add lines 4 and 5)	-

Pictet Overseas Inc.

Statements of Segregation Requirements and Funds in Segregation for
Customers Trading on US Comodity Exchanges – Schedule II ...*continued*

As of December 31, 2024

(expressed in US dollars)

Fund in Segregated Accounts

		$
7.	Deposited in segregated funds bank accounts	
	A. Cash	-
	B. Securities representing investments of customers' funds (at market)	-
	C. Securities held for particular customers or option customers in lieu of cash margins (at market)	-
8.	Margins on deposit with clearing organizations of contract markets	
	A. Cash	-
	B. Securities representing investments of customers' funds (at market)	-
	C. Securities held for particular customers or option customers in lieu of cash margins (at market)	-
9.	Net settlement from (to) derivatives clearing organizations of contract markets	-
10.	Exchange traded options	
	A. Value of open long option contracts	-
	B. Value of open short options contracts	-
11.	Net equities with other FCMs	
	A. Net liquidating equity	-
	B. Securities representing investments of customers' funds (at market)	-
	C. Securities held for particular customers or option customers	-
12.	Segregated funds on hand (describe on separate page)	-
13.	Total amount in segregation (add lines 7 through 12)	-
14.	Excess (deficiency) of funds in segregation (subtract line 6 from line 13)	-
15.	Management target amount for excess funds in segregation	-
16.	Excess (deficiency) of funds in segregation over (under) management target amount	-

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited December 31, 2024 amended FOCUS Report as filed on February 26, 2025.

Pictet Overseas Inc.

Statements of Segregation Requireents and Funds in Segregation for
Customers' Dealer Options Accounts – Schedule III

As of December 31, 2024

(expressed in US dollars)

	$
1. Amount required to be segregated in accordance with Commission Regulation 32.6	-
2. Funds in segregated accounts	
A. Cash	-
B. Securities (at market)	-
C. Total	-
3. Excess (deficiency) of funds in segregation (subtract line 2.C from line 1)	-

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited December 31, 2024 amended FOCUS Report as filed on February 26, 2025.

Pictet Overseas Inc.

Statements of Secured Amounts and Funds Held in Segregate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7 – Schedule IV

As of December 31, 2024

(expressed in US dollars)

Foreign Futures and Foreign Options Secured Accounts

	$
Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder	-
1. Net ledger balance – Foreign futures and foreign options trading – All customers	
A. Cash	-
B. Securities (at market)	-
2. Net unrealized profit (loss) in open futures contracts traded on a foreign board of trade	-
3. Exchange traded options	
A. Market value of open option contracts purchased on a foreign board of trade	-
B. Market value of open contracts granted (sold) on a foreign board	-
4. Net equity (deficit) (add lines 1, 2 and 3)	-
5. Accounts liquidating to a deficit and accounts with debit balances – Gross amount Less; Amount offset by customer owned securities	-
6. Amount required to be set aside as the secured amount – Net liquidating equity method (add lines 4 and 5)	-
7. Greater of amount required to be set aside pursuant to foreign jurisdiction (above) or line 6.	-

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited December 31, 2024 amended FOCUS Report as filed on February 26, 2025.

Pictet Overseas Inc.

Statements of Secured Amounts and Funds Held in Segregate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7 – Schedule IV ...*continued*

As of December 31, 2024

(expressed in US dollars)

Funds Deposited in Separate Regulation 30.7 Accounts

		$	$
1.	Cash in banks		
	A. Banks located in the United States	-	-
	B. Other banks designated by the Commission		
	Name(s):	-	-
2.	Securities		
	A. In safekeeping with banks located in the United States	-	-
	B. In safekeeping with other banks designated by the Commission		
	Name(s):	-	-
3.	Equities with registered futures commission merchants		
	A. Cash	-	-
	B. Securities	-	-
	C. Unrealized gain (loss) on open futures contracts	-	-
	D. Value of long option contracts	-	-
	E. Value of short option contracts	-	-
4.	Amounts held by clearing organizations of foreign boards of trade		
	Name(s):		
	A. Cash	-	-
	B. Securities	-	-
	C. Amount due to (from) clearing organization – Daily variation	-	-
	D. Value of long option contracts	-	-
	E. Value of short option contracts	-	-
5.	Amounts held by members of foreign boards of trade		
	Name(s):		
	A. Cash	-	-
	B. Securities	-	-
	C. Unrealized gain (loss) on open futures contracts	-	-
	D. Value of long option contracts	-	-
	E. Value of short option contracts	-	-
6.	Amounts with other depositories designated by a foreign board of trade		
	Name(s):	-	-
7.	Segregated funds on hand (describe)	-	-
8.	Total funds in separate section 30.7 accounts		-
9.	Excess (deficiency) of set aside funds for secured amount		-
10.	Management target amount for excess funds in separate section 30.7 accounts		-
11.	Excess (deficiency) of funds in separate section 30.7 accounts over (under) Management target amount		-

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited December 31, 2024 amended FOCUS Report as filed on February 26, 2025.

Pictet Overseas Inc.

Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts under 4D(F) of CEA – Schedule V
As of December 31, 2024

(expressed in US dollars)

Cleared Swaps Customer Requirements

		$
1.	Net ledger balance	
	A. Cash	-
	B. Securities (at market)	-
2.	Net unrealized profit (loss) in open cleared swaps	-
3.	Cleared swaps options	
	A. Market value of open cleared swaps option contacts purchased	-
	B. Market value of open cleared swaps option contracts granted (sold)	-
4.	Net equity (deficit) (Add lines 1, 2 and 3)	-
5.	Accounts liquidating to a deficit and accounts with debit balances – Gross amount	-
	Less: Amount offset by customer owned securities	-
6.	Amount required to be segregated for cleared swaps customers (add lines 4 and 5)	-

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited December 31, 2024 amended FOCUS Report as filed on February 26, 2025.

Pictet Overseas Inc.

Statement of Cleared Swaps Customer Segregation Requirements and
Funds in Cleared Swaps Customer Accounts under 4D(F) of CEA –
Schedule V ...*continued*

As of December 31, 2024

(expressed in US dollars)

Funds in Cleared Swaps Customer Segregated Accounts

	$
7. Deposited in cleared swaps customer segregated accounts at banks	
A. Cash	-
B. Securities representing investments of customers' funds (at market)	-
C. Securities held for particular customers or option customers in lieu of cash margins (at market)	-
8. Margins on deposit with derivatives clearing organizations in cleared OTC derivatives customer sequestered accounts	
A. Cash	-
B. Securities representing investments of customers' funds (at market)	-
C. Securities held for particular customers or option customers in lieu of cash margins (at market)	-
9. Net settlement from (to) derivatives clearing organizations	-
10. Cleared swaps options	
A. Value of open cleared OTC derivatives long option contracts	-
B. Value of open cleared OTC derivatives short option contracts	-
11. Net equities with other FCMs	
A. Net liquidating equity	-
B. Securities representing investments of cleared swaps customers' funds (at market)	-
C. Securities held for particular customers or option customers in lieu of cash (at market)	-
12. Cleared swaps customer funds on hand (describe)	-
13. Total amount in cleared swaps customer segregation (add lines 7 through 12)	-
14. Excess (deficiency) of funds in cleared swaps customer segregation (subtract line 6 from line 13)	-
15. Management target amount for excess funds in cleared swaps segregated accounts	-
16. Excess (deficiency) of funds in cleared swap customer segregated account over (under) management target excess	-

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited December 31, 2024 amended FOCUS Report as filed on February 26, 2025.



Report of Independent Accountants

To the Board of Directors of Pictet Overseas Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying Amended General Assessment Reconciliation (Form SIPC-7A) of Pictet Overseas Inc. (the "Company") for the year ended December 31, 2024. Management of the Company is responsible for its Form SIPC-7A and for its compliance with the applicable instructions on Form SIPC-7A.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7A for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments on page 2, items 11(d) and 11(e) of Form SIPC-7A with the respective cash disbursement records entries, as follows: A payment dated July 11, 2024, in the amount of $10,350, and a payment dated February 21, 2025, in the amount of $10,199, were agreed to the RBC account 0001-407-266-6. No difference was noted.

2. Compared the Total Revenue amount reported on page 12, line 13 of every Form X-17A-5 (FOCUS reports) submitted for each quarter of 2024 (Q1 $3,948,837; Q2 $4,296,438; Q3 $4,241,661; Amended Q4 $4,230,857; Total $16,717,793) to the Total Revenue amount of $16,717,794 reported on page 1, item 1 of Form SIPC-7A for the year ended December 31, 2024. A difference of $1 was noted. This amount was also agreed to the audited financial statements for the year ended December 31, 2024. A difference of $81 was noted due to losses on errors.

PricewaterhouseCoopers LLP
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T.: +1 514 205 5000, F.: +1 514 876 1502, Fax to mail: ca_montreal_main_fax@pwc.com

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.



3. Compared any adjustments reported on page 1, items 2, 4 and 5 of Form SIPC-7A with the supporting schedules and working papers, as follows:

   a. No adjustments reported on page 1, item 2.

   b. Adjustments on page 1:

      i. item 4(b) of $750,611 due to revenues from commodity transactions agreed to the trial balance. No difference noted.

      ii. item 4(h) of $2,466,235 due to the FCM fees and services to affiliates agreed to the trial balance. No difference was noted.

      iii. item 5(a) of $242,267 due to interest expense agreed to trial balance. No difference was noted.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7A and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the Form SIPC-7A Net Operating Revenues on page 1, item 7 and the General Assessment @ .0015 on page 2, item 8 of $13,258,681 and $19,888, respectively. No variance was noted.

5. Compared the amount of any overpayment applied to the current assessment on page 2, items 11(a), 11(b) and 11(c) of Form SIPC-7A with page 2, item 16 of Form SIPC-7 filed for the prior period ended December 31, 2023 on which it was originally computed and noted no overpayment applied to the current assessment.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7A and on its compliance with the applicable instructions on Form SIPC-7A for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.



This report is intended solely for the information and use of the Board of Directors of Pictet Overseas Inc. and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP[1]

Montréal, Quebec, Canada
February 28, 2025

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[1] CPA auditor, public accountancy permit No. A123475

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
PICTET OVERSEAS INC	8-47285

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 16,717,794.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 16,717,794.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.	$ 750,611.00	
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.	$ 2,466,235.00	

Deductions in excess of $100,000 require documentation

5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	$ 242,267.00		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
	c	Enter the greater of line 5a or 5b		$ 242,267.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 3,459,113.00
7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 13,258,681.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 19,888.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2024 SIPC-7 or 7A		$ 20,549.00	
11	a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
	b	Overpayment(s) applied on all 2024 SIPC-7 and 7A(s)	$ 0.00		
	c	Any other overpayments applied	$ 0.00		
	d	All payments applied for 2024 SIPC-6 and 6A(s)	$ 10,350.00		
	e	All payments applied for 2024 SIPC-7 and 7A(s)	$ 10,199.00		
	f	Add lines 11a through 11e		$ 20,549.00	
12		**LESSER** of line 10 or 11f.			$ 20,549.00
13	a	Amount from line 8		$ 19,888.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 20,549.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			($ 661.00)
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 0.00
16		Overpayment/credit carried forward (if applicable)			($ 661.00)

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-47285	DEA: FINRA	2024	Dec

MEMBER NAME PICTET OVERSEAS INC
MAILING ADDRESS 1000 DE LA GAUCHETIERE W STE 3100
MONTREAL, QUEBEC H3B 4W5
CANADA

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

PICTET OVERSEAS INC	Marie-Chantal Jean
(Name of SIPC Member)	(Authorized Signatory)
2/26/2025	mjean@pictet.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pictet Overseas Inc.

In planning and performing our audit of the financial statements and supplemental schedules (collectively the financial statements) of Pictet Overseas Inc. (the Company) as of and for the year ended December 31, 2024, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control over financial reporting.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have evaluated the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This included practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, with regard to the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC.
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.
4. The daily computations of cleared swaps customers segregation requirements and funds in cleared swaps customer accounts under Section 4d(f) of the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control over financial reporting and the practices and procedures referred to in the preceding paragraphs. Two of the objectives of internal control over financial reporting and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are being executed only in accordance with management's authorization and recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control over financial reporting and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T.: +1 514 205 5000, F.: +1 514 876 1502, Fax to mail: ca_montreal_main_fax@pwc.com

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.



A *control deficiency* in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control over financial reporting was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control over financial reporting that might be material weaknesses and therefore, material weaknesses may exist that were not identified. We did not identify any deficiencies in internal control over financial reporting or control activities for safeguarding customer and firm assets that we consider to be a material weakness as of or during the year ended December 31, 2024.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our evaluation, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2024 to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors of Pictet Overseas Inc., the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commissions merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP [1]

Montréal, Quebec, Canada
February 28, 2025

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[1] CPA auditor, public accountancy permit No. A123475



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pictet Overseas Inc.

We have reviewed Pictet Overseas Inc.'s (the Company) assertions, included in the Company's accompanying exemption report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the exemption provision) and (2) the Company stated that it met the identified exemption provision throughout the period from January 1, 2024 to December 31, 2024 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period from January 1, 2024 to December 31, 2024.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP [1]

Montréal, Quebec, Canada
February 28, 2025

---

[1] CPA auditor, public accountancy permit No. A123475

PricewaterhouseCoopers LLP
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T.: +1 514 205 5000, F.: +1 514 876 1502, Fax to mail: ca_montreal_main_fax@pwc.com



PICTET
1805

Pictet Overseas Inc.
1000, de la Gauchetière West
Suite 3100
Montreal - Quebec H3B 4W5
Canada
+1 514 288 81 61 —TEL
+1 514 288 54 72 —FAX

February 24th, 2025

Pictet Overseas Inc. – Exemption Report

Pictet Overseas Inc. (the « Company ») is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(i)

2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2024 without exception.

On behalf of Pictet Overseas Inc.

We, Eric Hamid and Laurent Rust affirm that, to the best of our knowledge and belief, this Exemption Report is true and correct.

Eric Hamid
President and Managing Director

Laurent Rust
CFO, Executive Director